                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                       Liberty Term Trust Inc., 1999 (LTT)
                                (Name of Issuer)

                                  Common Stock
                        ( Title of Class of Securities )

                                    531282101
                                 (CUSIP Number)

                           George W. Karpus, President
                          Karpus Management Inc. d/b/a/
                          Karpus Investment Management
                          14 Tobey Village Office Park
                            Pittsford, New York 14534
                                 (716) 586-4680

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications )

                                December 4, 1997
             (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [x]

                                  (page 1 of 5)

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                                  SCHEDULE 13D

CUSIP No. 531282101                                    Page  2  of  5  Pages
          ---------------                                   ---    ---
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1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Karpus Management, Inc.  d/b/a Karpus Investment Management
     ID# 16-1290558

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2.   Check the Appropriate Box if a Member of a Group*                  (a) / /
                                                                        (b) /X/

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3.   SEC Use Only

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4.   Source of Funds*

     AF
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5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                         / /

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6.   Citizenship or Place of Organization

     New York
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                         7.   Sole Voting Power

   Number of                  399,650 Shares
     Shares        -------------------------------------------------------------
  Beneficially           8.   Shared Voting Power
   Owned by
     Each
   Reporting       -------------------------------------------------------------
    Person               9.   Sole Dispositive Power
     With
                              399,650 Shares
                   -------------------------------------------------------------
                         10.  Shared Dispositive Power

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

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12.  Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*                                               / /


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13.  Percent of Class Represented by Amount in Row (11)

     8.37%
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14.  Type of Reporting Person*

     IA
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                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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ITEM 1         Security and Issuer
               -------------------
               Common Stock
               Liberty Term Trust Inc., 1999  ("LTT")
               Federated Investors Tower
               Pittsburgh, Pennsylvania   15222

ITEM 2         Identity and Background
               -----------------------
               a) Karpus Management, Inc. d/b/a/ Karpus Investment Management ("KIM")
                   George W. Karpus, President, Director, and controlling stockholder
                   JoAnn Van DeGriff, Vice President and Director
                   Sophie Karpus, Director
               b)  14 Tobey Village Office Park
                   Pittsford, New York  14534
               c) Principal business and occupation- Investment Management for individuals, pension, and profit sharing plans, corporations, endowments, trusts and others, specializing in conservative asset management ( i.e. fixed income investments ).
               d) None of George W. Karpus, JoAnn VanDeGriff or Sophie Karpus (the "Principals") or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).
               e) During the last five years non of the Principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               f) Each of the Principals is a United States citizen KIM is a New York corporation.

ITEM 3         Source and Amount of Funds or Other Considerations
               --------------------------------------------------

               KIM, an independent investment adviser, has accumulated 399,650 shares of LTT on behalf of accounts that are managed by KIM ("the Accounts" ) under limited powers of attorney which represents 8.37% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

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ITEM 4         Purpose of Transaction
               ----------------------
               KIM has purchased Shares for investment purposes. Being primarily a conservative, fixed income manager, with a specialty focus in the closed end fund sector, the profile of LTT ( being a short term investment grade fund scheduled to terminate on or by December 31, 1999 ) fit the investment guidelines for various Accounts.

ITEM 5         Interest in Securities of the Issuer
               ------------------------------------
               a) As of the date of this Report, KIM owns 399,650 shares which represent 8.37% of the outstanding Shares. Principal, Sophie Karpus owns 700 sharess purchased on April 12, 1995 at a price of $7.125. KIM owns 2,000 shares purchased on July 24, 1995 at a price of $7.375.
               b) KIM has the sole power to dispose of and to vote all such Shares under limited powers of attorney.
               c)  Open market purchases in the last 60 days for the Accounts


                                 Price                               Price
        Date          Shares     Per Share      Date       Shares    Per Share
        ----------------------------------------------------------------------
        09-03-97       700         $8.25        10-09-97    4000        8.3125
        09-04-97       200          8.3125      10-10-97    1000        8.3125
        09-08-97       800          8.25        10-17-97    1300        8.3125
        09-16-97    (1,500)         8.2497      10-20-97     200        8.3125
        09-16-97      3000          8.25        10-27-97    4800        8.3125
        09-24-97      1000          8.3125      10-27-97    (300)       8.3125
        09-25-97      3100          8.3125      10-28-97    3000        8.3125
        09-26-97       600          8.3125      10-29-97    9100        8.3125
        09-29-97      7100          8.3125      10-30-97    9900        8.3125
        09-29-97     (1000)         8.3125      10-31-97    6500        8.3125
        09-30-97       300          8.3125      11-03-97    8000        8.3125
        10-01-97      1600          8.3125      11-04-97    3700        8.3125
        10-02-97      1400          8.3125      11-13-97    3300        8.3125
        10-03-97      4100          8.3125      11-13-97    3300        8.3125
        10-03-97      3000          8.3416      11-14-97    9300        8.3125
        10-06-97      1100          8.3125      11-17-97    1300        8.3125
        10-07-97      3500          8.3125      11-18-97    2300        8.3125
        10-08-97      3700          8.3125      11-19-97     100        8.3125
                                                11-20-97    3600        8.3125

               There have been no dispositions and no acquisitions, other than by such open market purchases, during such period.

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               The Accounts have the right to receive all dividends from, and any proceeds from the sale of, the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

ITEM 6         Contracts, Arrangements, Understandings, or Relationships with
               --------------------------------------------------------------
               Respect to Securities of the Issuer.
               ------------------------------------


               Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the LTT securities.

ITEM 7         Materials to be Filed as Exhibits
               ---------------------------------

               Not applicable.

Signature

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                            Karpus Management, Inc.

 December 4, 1997                           By: /s/ George W. Karpus, President
-----------------                              --------------------------------
      Date                                         Signature

                                            George W. Karpus, President
                                            ---------------------------
                                                  Name / Title